

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 10, 2022

Via Email

Michael G. Doherty
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036
Michael.Doherty@ropesgray.com

> Re: Carlyle AlpInvest Private Equity Opportunities Fund
> Registration Statement on Form N-2
> File Nos. 333-264983, 811-23805

Dear Mr. Doherty:

On May 16, 2022, you filed a registration statement on Form N-2 on behalf of Carlyle AlpInvest Private Equity Opportunities Fund (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

1. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, staff will request to review such materials.

PROSPECTUS

Outside Front Cover

2. The Fund's name contains the term "private equity." "Private equity" suggests a type of investment and is subject to Rule 35d-1 of the Investment Company Act of 1940 (the "1940 Act"). Please revise the disclosure to require the Fund to invest at least 80% of its net assets plus borrowings for investment purposes in "private equity" investments. Please also disclose that the 80% policy is fundamental or that the Fund will provide shareholders with at least 60-days' prior notice of any change in the 80% policy.

Outside Front Cover – Principal Investment Strategies

3. In the first sentence, disclosure states that the Fund "will opportunistically allocate its assets across a globally diversified portfolio of private equity investments."

  a. If the Fund will invest in foreign investments as a principal investment strategy, please add appropriate strategy and risk disclosure.

  b. As the Fund is classified as non-diversified, please remove references to the Fund being "diversified" and/or having "diversified" investment strategies because such language may potentially mislead and/or confuse investors about the nature of the Fund. *See* section 5(b)(2) of the 1940 Act that defines a non-diversified company as any management company other than a diversified company.

4. In the second sentence, disclosure refers to the possibility that the Fund may co-invest with third-party private equity and private credit funds. Please clarify that co-investing requires exemptive relief from the Commission and that the Fund may not receive such relief.

5. In the second sentence, disclosure uses the defined term "Underlying Funds" in clause (a). Please place the defined term elsewhere, as its placement is confusing in light of clause (a)'s focus on the Fund's direct investment in portfolio companies.

6. In the second sentence, disclosure states that the Fund's investments will include "secondary purchases" and "direct subscriptions." Please briefly explain the difference between the two types of investments. Also, please explain the nature of the secondary purchases of interest in Underlying Funds. For example, will these secondary purchases in Underlying Funds be transactions with other funds holding these Underlying Funds as is suggested by the name? Is there a reason that the Underlying Fund interests are acquired as secondary purchases and not direct investments? Please also confirm that Underlying Funds are only private funds, and not registered investment companies under the 1940 Act.

7. In the third sentence, disclosure states that the Fund "will also invest in broadly syndicated term loans and other fixed income investments in order to manage its cash and liquidity needs while earning an incremental return." Please explain how the Fund will comply with its 80% policy while also managing its cash and liquidity needs.

8. In the last sentence, disclosure states that the Fund "may engage in additional investment strategies in the future." Please specify the timing and specific kind of additional investment strategies. If the investment adviser does not contemplate any specific strategies, please delete the sentence.

Outside Front Cover – Bullet Points

9. After the third sentence in the first bullet point, please add, "Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe."

10. In the third bullet point, disclosure refers to the possibility that a shareholder may sell shares outside of the repurchase process. But, in the first bullet point, disclosure states that a shareholder should not expect to be able to sell their shares, other than through the repurchase process. Please reconcile the discrepancy.

11. Please add the following bullet points:

- The amount of distributions that the Fund may pay, if any, is uncertain.

- The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

- An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.

Outside Front Cover – Page ii

12. In the third line of the third paragraph in the section titled, "Securities Offered," disclosure states that the Fund reserves the right to waive investment minimums. Please tell us how much the Fund will invest/invests in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest/invests more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it is/would be appropriate for the Fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

13. In the fourth paragraph in the section titled, "Securities Offered," disclosure states "If you purchase Shares, you will become bound by the terms and conditions of the agreement and declaration of trust of the Fund, as may be amended from time to time." Please revise "you will become bound by" to "the Shares are subject to."

14. In the section titled, "Eligible Investors," please add that Eligible Investors satisfy the accredited investor standard, in addition to the qualified client standard.

Outside Front Cover – Page iii

15. In the second paragraph, disclosure states that the Fund intends to apply for exemptive relief that would, among other things, (i) designate multiple classes of Shares; (ii) impose on certain of the classes an early withdrawal charge and schedule waivers of such; (iii) impose class specific annual asset-based distribution fees on the assets of the various classes of Shares to be used to pay for expenses incurred in fostering the distribution of the Shares of the particular class; and (iv) expand the Fund's ability to co-invest alongside its affiliates in privately negotiated investments. Please tell us the status of the application for exemptive relief.

16. Please provide the information required by paragraphs (d) and (e) of Rule 481 of the Securities Act of 1933 regarding stabilization efforts and prospectus delivery obligations, respectively, or explain why it is not necessary. *See* Items 2.2. and 2.3. of Form N-2.

Page 1 – Subsidiaries

17. The first sentence states that the Fund may invest in one or more wholly-owned subsidiaries. Please disclose:

- That "Subsidiary" includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.[1]

- That the Fund complies with the provisions of the 1940 Act governing investment policies (section 8) on an aggregate basis with the Subsidiary.

- That the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary's debt as its own for purposes of section 18.

- That any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may be combined.

- That each Subsidiary complies with provisions relating to affiliated transactions and custody (section 17). Identify the custodian of the Subsidiary, if any.

- That any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

Please, explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with section 31 of the Investment Company Act and the rules thereunder.

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[1] "Primarily controlled" means (1) the registered fund controls the unregistered entity within the meaning of section 2(a)(9) of the 1940 Act, and (2) the registered fund's control of the unregistered entity is greater than that of any other person.

18. Please tell us whether the Fund has subsidiaries that are foreign corporations.

19. If the Fund solely has wholly-owned subsidiaries that engage in investment activities in securities or other assets:

- In connection with the fee table comment 18 above, please confirm that the wholly-owned subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees," and the wholly-owned subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table.

- Please disclose that the Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. Also, if the Fund invests through majority-owned subsidiaries, please disclose that the Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities that are majority-owned by the Fund.

20. In the third sentence of the first paragraph, disclosure refers to "disregarded entities." Please defined the term using plain English.

Page 2 – Direct Investments

21. In the first sentence, disclosure states, "The Fund's Direct Investments strategy seeks to create well-diversified private equity and private credit portfolios by directly investing alongside leading private equity fund managers ("GPs") in private equity buyouts, growth capital and private credit transactions across geographies and industry sectors."

   a. Please tell us what GPs stands for, e.g., general partners? If so, please consider using the actual term where you explain the defined term.

   b. Please define "private equity buyouts, growth capital and private credit transactions" using plain English.

   c. Please add strategy and risk disclosure about the specific geography, industries, and sectors, in which the Fund will invest.

Page 3 – Direct Investments

22. In the last sentence of the top paragraph, disclosure states that the Fund may invest in portfolio companies through special purpose vehicles. Please tell us what kind of special purpose vehicles the Fund may use, e.g., collateralized loan obligations?

23. In the second sentence, disclosure refers to the implementation of "its value creation thesis." Please clarify to whom "its" refers. Also, please define "value creation thesis" using plain English.

24. Under the "Secondary Investments" section, disclosure lists certain types of Secondary Investment transactions that the Adviser seeks to execute. Please revise disclosure to provide

plain English explanations of these terms—for example, please expand on what is a combined (or stapled) secondary/primary transaction or a GP-led secondary transaction.

Page 3 – Secondary Investments

25. In the first sentence, disclosure refers to unfunded commitments. Please explain to us whether the Fund will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Fund will treat its unfunded commitments as senior securities under section 18(g) of the 1940 Act. If the Fund will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Fund believes it will be able to cover its future unfunded investment commitments.

Page 4 – Secondary Investments

26. In the top paragraph, disclosure refers to "cash-on-cash returns" and "vintages." Please explain these terms using plain English.

Page 4 – Primary Investments

27. In the last paragraph, disclosure states that the investment adviser "seeks to identify high quality GPs that are expected to fundraise during the deployment period and/or vintage in the respective geographies and segment." Please revise the sentence using plain English.

Page 10 – Leverage; Borrowings Risk

28. Disclosure states that borrowing subjects the Fund to certain covenants with which it must comply and may increase the risk of investing with the Fund. If the Fund will hold a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

Page 10 - Leverage

29. Disclosure refers to the possibility that the Fund will issue preferred stock. Please confirm that the Fund will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Page 16 – Unlisted Closed-End Fund Structure; Limited Liquidity

30. In the second paragraph, disclosure states that investors may be able to dispose of their shares through transfers or through an auction conducted via The Nasdaq Private Market, LLC and NPM Securities, LLC. Please explain how the transfers and auctions are structured.

Page 17 – Valuations

31. Please tell us whether the Fund intends to comply with the requirements of Rule 2a-5 of the 1940 Act on or before the compliance date in September 2022.

Page 19 – Repurchases and Transfers of Shares

32. In the first paragraph, disclosure states, "The Fund also has the right to repurchase all of a Shareholder's Shares at any time if the aggregate value of such Shareholder's Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. In addition, the Fund has the right to repurchase Shares of Shareholders if the Fund determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events specified in the Fund's Declaration of Trust." Please remove this language and replace it with language stating that involuntary redemptions will be conducted consistent with rule 23c-2.

Page 21 – Fee Table

33. Footnote 3 to the fee table states that the estimates are based on the Fund raising $175 million of proceeds during the first 12 months. Please supplementally provide to staff support for this assumption.

Page 23 – Expense Example

34. Please add a second set of examples based on the assumption that the return was made up entirely of capital gains.

Page 25 – The Fund

35. Please describe the Fund's fundamental policies in this section. *See* Item 8.2. of Form N-2.

Page 27 – Use of Proceeds

36. Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund's investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. *See* Item 7 of Form N-2.

Page 31 – Portfolio Management Advantages

37. Disclosure refers to AlpInvest's role on advisory boards in more than 80% of the funds to which the AlpInvest has committed and that such role allows the Fund's investment team to "access better insights on GP- and fund-related issues and to proactively engage with GPs when necessary." Please explain how AlpInvest's role on so many advisory boards aligns with restrictions on insider trading, as discussed on page 43.

Page 32 – Top-down and bottom-up due diligence effort to select the best deals

38. In the last sentence, disclosure states that the investment adviser applies a variety of concepts, tools, and analyses, including "others: country macro analysis, GP qualification analysis, frameworks for specific deal situations like minority settings or financial institutions and extensive sensitivity analysis." Please explain these terms using plain English.

Page 33 – Asset Timing and Strong Alignment

39. In the second sentence, disclosure refers to "tail-end assets." Please explain this term using plain English.

Page 34 – Closing Process

40. This section refers to potential side letter arrangements between the Fund and an Underlying Fund that may set forth certain rights and undertakings not reflected in the Underlying Fund's legal documents. To the extent an Underlying Fund investment, and the legal documents thereto, require the Fund's disclosure and filing as exhibits these materials, please confirm that the Fund will also disclose the undertakings and material rights set forth in such side letters, as well as file as an exhibit to the Fund's disclosures these side letters.

Page 36 – Primary Investments Risks

41. In the sixth sentence, disclosure states that "[m]any non-U.S. investment advisers not registered . . ." Please add "are" after "advisers."

Page 38 – Energy Strategies

42. Disclosure here and throughout the registration statement refers to the Fund's investments in various industries, such as the energy industry. Such investments appear to be significant. Please confirm that the Fund will not concentrate its investments in any industry or group of industries, consistent with the Fund's fundamental policy regarding concentration. *See* page 1 of the Statement of Additional Information.

    Please also remove references to the Fund being "concentrated" because such language may potentially mislead and/or confuse investors about the nature of the Fund. *See* page 43 of the prospectus ("Concentration Risk. " . . . [T]he Fund's portfolio may at times be more concentrated than the portfolios of funds investing in a broader range of industries and geographies and could experience significant volatility, especially during times when the Fund is concentrated in particular metrics that may be exposed to or experiencing unfavorable market conditions. Separately, an Underlying Fund may concentrate its investments in specific geographic regions.").

Page 47 – Handling of Mail.

43. Please tell us why "Handling of Mail" is a principal risk.

Page 49 – Industry or Sector Concentration

44. In the last sentence, disclosure states, "because the Fund will generally not control the investing activities of the Underlying Funds, it is possible that the investments made by the Underlying Funds in aggregate could cause the Fund to have concentrated economic exposure to one or more industries, sectors or geographies."

    Please revise this sentence, and similar disclosure throughout the registration statement, to state that the Fund will consider the concentration of the Underlying Funds when determining compliance with its fundamental concentration policy. Although the Fund may invest in Underlying Funds that concentrate, the investment adviser and the Fund may not ignore the concentration of the Underlying Funds when determining whether the Fund is in compliance with its own concentration policy.

    For example, it would be a violation of the Fund's concentration policy for the Fund to invest all of its assets in Underlying Funds that the Fund knows concentrate in a particular industry or group of related industries. *See also* page 2 of the Statement of Additional Information ("Underlying Funds are not considered part of any industry or group of industries, and the Fund may indirectly concentrate in a particular industry or group of industries through its investments in one or more Underlying Funds.").

Page 50 – Junior Capital Investments

45. In the fourth sentence, disclosure refers to the Fund's possible investment in real estate finance transactions. If the Fund will invest in real estate investments as a principal strategy, please add appropriate strategy and risk disclosure.

Page 56 – Recourse to Assets of the Fund.

46. In the first sentence, disclosure contains bracketed language. Please remove the brackets when the language is finalized.

Page 60 – Unspecified Investments

47. Please revise this risk disclosure, as it is broadly advisory, portfolio, or investment risk, rather than "unspecified investment" risk. Additionally, the reorganization contemplates the Predecessor Fund as a wholly-owned subsidiary suggesting that there may be specified investments already contemplated.

Page 62 – Management of the Fund

48. Please add disclosure about the Fund's portfolio managers. *See* Item 9.1. of Form N-2.

Page 63 – Administrative Services

49. Please state the fee payable under the Administration Agreement. *See* Item 9.1.d. of Form N-2.

Page 66 – Fund Expenses

50. In the first line, disclosure states, "The Adviser may be entitled to receive topping, break-up, monitoring, directors' organizational, set-up, advisory, investment banking, syndication and other similar fees in connection with the purchase, monitoring or disposition of Fund investments or from unconsummated transactions." Please revise this sentence using plain English.

Page 67 – Incentive Fee

51. Please include a graphic depicting the incentive fee, plus examples demonstrating its operation.

52. Earlier disclosure discusses the Fund' use of swaps. It is unclear whether the Fund will engage in total return swaps.

    a. If the Fund will engage in total return swaps, please tell us whether the Fund's investment advisory agreement addresses the treatment of total return swaps for purposes of the base management fee and the incentive fee calculations.

    b. Please tell us whether the Fund will look through the swap and count the reference assets as investments of the Fund for purposes of computing the incentive fee on income.

    c. Please tell us whether, for purposes of the asset coverage ratio test of section 18(a) under the 1940 Act, the Fund will treat the notional amount of the swap, reduced by the amount of cash collateral required to be posted by the Fund, as a senior security for the life of the swap.

Page 76- Repurchases of Shares

53. Please clearly disclose at the outset of the repurchase disclosure, and everywhere else in the prospectus that disclosure appears about repurchase offers, that in no case will the Fund make full payment of all consideration offered in any repurchase offer later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer.

54. The staff remains unclear as to the purpose of issuing a non-interest bearing and non-transferable promissory note to tendering shareholders and is concerned that it may confuse those shareholders about their legal right to obtain prompt payment of the cash consideration under rule 13e-4(f)(5). If the Fund nevertheless determines to retain this feature, please disclose (a) the purpose and any legal effect of this issuance, which appears to merely evidence an obligation to make a cash payment which already exists under federal law, and

(b) that the terms of the Promissory Note will include the Fund's obligation to make full cash payment under the Promissory Note no later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer.

Page 80 – Summary of the Declaration of Trust

55. In the sixth paragraph, disclosure describes certain "change of control" provisions in the Declaration of Trust. Please disclose (i) the rationale for adopting these provisions; (ii) the positive and negative effects of these provisions; (iii) whether the voting requirements to change the nature of the company's business, approve extraordinary corporate transactions, convert to an open-end investment company, or remove directors are higher than those imposed by federal or state law; and (iv) whether the board of trustees has considered the provisions and determined that they are in the best interest of shareholders.

56. In the sixth paragraph, disclosure describes a "derivative action" provision in the Declaration of Trust. That provision (section 10.6) refers to: (1) a pre-suit demand; (2) a 10% threshold; (3) the need to afford the Trustees a reasonable amount of time to consider a derivative action request; and (4) an undertaking for a shareholder to reimburse the Trust for the expense of retaining advisors in considering the merits of a derivative action request if the Trustees determine not to take action.

    As to (3), please disclose the provision in this section of the prospectus.

    As to (2) and (4), please revise the provisions in the organizational document to state that the provisions do not apply to claims arising under the federal securities laws. Please also disclose in this section of the prospectus that the provisions do not apply to claims arising under the federal securities laws.

Page 94 – Plan of Distribution

57. If the underwriting agreement provides for indemnification of the underwriter by the Fund against liability under the Securities Act of 1933 or the 1940 Act, please briefly describe such provisions. *See* Item 5.4. of Form N-2.

Page 98 – Dividend Reinvestment Plan

58. If applicable, please disclose that an investor holding shares that participate in the DRP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRP. *See* Item 10.1.e. of Form N-2.

Page 101—Related Performance Information for AlpInvest's Similar Accounts

59. In the heading, please change "Related" to "Prior."

Page 102 – Related Performance Information for AlpInvest's Similar Accounts

60. The prior performance must present the average annual total return for 1, 5, and 10 years of operation or since date of inception if less than 10 years. Performance may be presented in other formats if it is accompanied by the average annual total return for 1, 5 and 10 years. For example, the Fund may also show the average annual total return for 3 years.

61. Prior performance presentations must disclose that the presentations are either (1) net of all actual fees/expenses, including sales loads relating to the account, or (2) adjusted to reflect all of the Fund's expenses listed in the Fund's fee table, including sales load. If the Fund presents adjusted performance, the Fund should represent supplementally that the use of adjusted fees/expenses does not result in performance that is higher than what would have been achieved using the actual fees/expenses. The Fund may also present gross performance of the accounts in addition to net or adjusted performance, but in such cases, the accounts' net or adjusted performance must be more prominent, e.g., presented as the first column or row in a table.

62. If the actual fees/expenses of the accounts are lower than the Fund's fees/expenses, disclosure should state that the use of the Fund's expense structure would have lowered the performance results.

63. Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

64. Please add a back cover page to the end of this section. *See* Item 2 of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Page 22 – Organization and Management of Wholly-Owned Subsidiaries

65. In the second sentence of the second paragraph, disclosure states, "The Fund, as the sole member of each Subsidiary, does not have all of the protections offered by the 1940 Act to shareholders of investment companies registered under the 1940 Act with respect to its investments in the Subsidiaries." Please revise this sentence to state that the Fund does, in fact, have all such protections under the 1940 Act.

PART C

Item 34: Undertakings

66. Please add the required undertakings in Item 34.1, 34.4, and 34. 6 or explain why it is not necessary. *See* Items 34.1, 34.4, and 34.6 of Form N-2.

*   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-5166 or Jason Fox, Staff Accountant, at (202) 551-6757.


Sincerely,
/s/ Lisa N. Larkin
Lisa N. Larkin
Senior Counsel


cc: Jason Fox, Staff Accountant
        John Lee, Branch Chief
        Christian Sandoe, Assistant Director